EXHIBIT 1.25

Category: ANNEN INFORMASJONSPLIKTIG REGULATORISK INFORMASJON

Title: Arcus ASA – Extraordinary General Meeting approves merger with Altia Plc

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. SEE “IMPORTANT INFORMATION” BELOW.

Approval of merger with Altia Plc

Reference is made to the announcement by Arcus ASA (the "Company") on 29 September 2020 regarding the proposed merger with Altia Plc ("Altia") (the "Merger").

An extraordinary general meeting in the Company for consideration of the Merger was held today, 12 November 2020 (the "EGM"), and the Merger was approved. Approximately 73.8% of the Company's share capital was represented at the EGM, of which 99.99% voted in favour of the Merger.

An extraordinary general meeting in Altia was held simultaneously with Arcus' EGM, which also approved the Merger and related resolutions.

Internal reorganisation

In addition to the Merger, the EGM also approved the internal reorganisation relating to establishment of a new holding company of the Arcus group, including a share capital increase by way of a bonus issue with increase of the nominal value of the Company's shares from NOK 0.02 to NOK 5.00. After this, the Company's new resolved share capital is NOK 340,116,275 divided on 68,023,255 shares, each with a new nominal value of NOK 5.00.

All resolutions proposed to the EGM were thus approved. The minutes from the EGM is attached hereto.

CONTACT

For questions, please contact Per Bjørkum, Group Director Communications and IR.

Mobile.: +47 92255777, email: per.bjorkum@arcus.no

IMPORTANT INFORMATION

The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This release does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this release has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

99,99 percent shareholder support for the merger with Altia

Today, at the Extraordinary General Meeting of Arcus ASA, the shareholders voted on the proposed merger with Altia. 73,8 per cent of the share capital was represented at the meeting, and as many as 99,99 per cent voted in favour of the merger.

-It is very satisfactory with such overwhelming support among our shareholders, says the Chairman of the Board at Arcus ASA, Michael Holm Johansen.

On September 29 at a joint press conference in Helsinki, Altia and Arcus announced that the boards of the two companies were proposing a merger of the two companies.

Following the approval of national Competition Authorities and fulfilment of other standard conditions for closing, completion of the merger is expected to take place in the first half of 2021.The new company, to be named Anora Group PLC, will have a unique brand portfolio, more resources for developing new products, become even more attractive to international partners and brand owners, and have more resources for selective investments and M&As.

Contact: Per Bjørkum, Group Director Communications and IR, mobile +47 922 55 777 and e-mail: Per.Bjorkum@arcus.no